Exhibit 21.1

Subsidiaries of Prosperity Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Prosperity Holdings of Delaware, LLC	Delaware
Prosperity Bank®	Texas
Prosperity Statutory Trust II	Connecticut
Paradigm Capital Trust II	Delaware
Prosperity Statutory Trust III	Connecticut
Prosperity Statutory Trust IV	Connecticut
Prosperity Interim Corporation	Texas
MainCorp Leasing Co.	Texas
Life Savings Financial Corporation	Texas
First Capital (TX) Statutory Trust I	Connecticut
First Capital (TX) Statutory Trust II	Connecticut